Via Facsimile and U.S. Mail
Mail Stop 6010

February 5, 2009

Mr. Thomas McGeehan
United America Indemnity, Ltd
Interim Chief Financial Officer
87 Mary Street   KYI - 9002
Walker House
George Town, Grand Cayman
Cayman Islands

Re: United America Indemnity, Ltd.;
Form 10-K for the Year Ended December 31, 2007
Filed March 11, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed on November 10, 2008

Dear Mr. McGeehan:

We have completed our review of your Form 10-K and of your Form 10-Q and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief